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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☒	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Fox, Douglas B. (Last) (First) (Middle)		Bowne & Co., Inc. (NYSE: BNE)

	Bowne & Co., Inc. 345 Hudson, 11th Floor	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			12/31/02
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	New York, NY 10014 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock, Par Value $.01 per Share		2/08/02				A		11(1)	A	$11.910				D

	Common Stock, Par Value $.01 per Share		5/10/02				A		9(1)	A	$15.010				D

	Common Stock, Par Value $.01 per Share		8/9/02				A		11(1)	A	$12.600		2,529(1)		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Options to Purchase Common Stock		$12.80		1/1/02				A		1,611

	Options to Purchase Common Stock		$12.80		2/13/02				A		211

	Options to Purchase Common Stock		$12.80		3/7/02				A		281

	Options to Purchase Common Stock		$12.80		3/20/02				A		422

	Options to Purchase Common Stock		$12.80		4/1/02				A		1,611

	Options to Purchase Common Stock		$12.80		5/8/02				A		211

	Options to Purchase Common Stock		$12.80		5/30/02				A		281

	Options to Purchase Common Stock		$12.80		5/23/02				A		211

	Options to Purchase Common Stock		$12.80		7/1/02				A		1,611

	Options to Purchase Common Stock		$12.80		7/25/02				A		492

	Options to Purchase Common Stock		$12.80		8/7/02				A		422

	Options to Purchase Common Stock		$12.80		12/19/02				A		5,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(2)	12/31/11		Common Stock	1,611		(2)		1,611		D

	(2)	2/12/12		Common Stock	211		(2)		211		D

	(2)	3/6/12		Common Stock	281		(2)		281		D

	(2)	3/19/12		Common Stock	422		(2)		422		D

	(2)	3/31/12		Common Stock	1,611		(2)		1,611		D

	(2)	5/7/12		Common Stock	211		(2)		211		D

	(2)	5/29/12		Common Stock	281		(2)		281		D

	(2)	5/22/12		Common Stock	211		(2)		211		D

	(2)	6/30/12		Common Stock	1,611		(2)		1,611		D

	(2)	7/24/12		Common Stock	492		(2)		492		D

	(2)	8/6/02		Common Stock	422		(2)		422		D

	(2)	12/18/12		Common Stock	5,000		(2)		5,000		D

Explanation of Responses:

(1) The number of shares of Common Stock beneficially owned as of the date reported including the number of deferred stock units credited to the Reporting Person under Company plans, as permitted under applicable SEC rules.

(2) Non-qualified stock options granted under and governed by the Company's 1999 Incentive Compensation Plan, becoming exercisable one year from the date of the grant.

Douglas B. Fox	2/15/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.